FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 3th, 2005

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒        Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐        No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles quaterly results for the period July-September 2005

Telefónica Móviles Group

•	Significant year-over-year growth in the Company’s managed customer base, which rose 52% to over 89MM at the end of September.

•	In line with the commercial strategy adopted by the Company in the different markets, The Telefónica Móviles Group operators registered net adds of 2.6MM in 3Q05, bringing the number of new customers to 11MM1 in the first nine months of the year.

•	Increased focus on high-value segments. Some 35% of net adds in 3Q05 correspond to contract customers vs. 21% in 2Q05.

•	Growth of 5% vs. 3Q04 in the customer base in Spain, to over 19.6MM, despite the increasing maturity of the market.

•	Significant advance in the managed customer base in Latin America, to over 65.6MM at the end of September (+75.7% vs. 3Q04).

•	Spain: continued success of the commercial initiatives launched over the course of the year by Telefónica Móviles España (TME):

•	TME posted net adds of 251 thousand in 3Q05, more than 4 times the figure recorded in 3Q04.

•	Positive performance in the contract segment, with 450 thousand adds in 3Q05 (+69% vs. 3Q04). Contract customers already represent 52.5% of the company’s total customer base (+5 p.p. vs. 3Q04).

•	Continued control of churn rate, which declined to 1.6% in 3Q05, reaching levels below 1% in the contract segment.

•	Solid growth in service revenues (+7.1% vs. 9M04), driven by the significant increase in traffic carried on the operator’s networks (+20% vs. 9M04), which more than offset the substantial cuts in prices implemented by TME.

•	Increasing weight of traffic between the customers of the country’s largest wireless community, with an 37% increase in on-net traffic vs. 3Q04.

•	Sharp improvement in the OIBDA margin to 49.1% in 3Q05 and 46.7% in 9M05 (47.3% excluding the impact of the re-branding campaign launched in 2Q05).

•	Ongoing leadership in the rollout of the UMTS network, with over 4,800 base stations at the end of 3Q05.

•	Latin America:

•	Revenues from the Group’s Latin American operators grew by 150.4% vs. 9M04, and represent 45.2% of total Group revenues.

•	Acceleration in rate of OIBDA growth at the Latin American operators, to €1,201MM in 9M05, boosted by significant growth of OIBDA margin, which stood at 26.2% in 3Q05 vs. 17.6% in 2Q05.

•	Positive contribution from these operators to Group Operating cash flow, of €286MM in 9M05.

•	In Brazil, ongoing focus by Vivo on high-value customers –with increased retention efforts and raising entry barriers– against a backdrop of continued aggressive commercial activity. Customer base at the end of September stands at 28.8MM (+17% vs. 3Q04).

•	Telefónica Móviles Mexico maintains its customer acquisition rate at 300 thousand gross adds per month while keeps improving the distribution network.

•	Venezuelan operations continue to show robust results, contributing €993.4MM to revenues and €407.9MM to OIBDA (9.6% of Group total).

•	Continued strong commercial activity in Argentina, with net adds of 664 thousand in 3Q05, alongwith a significant increase in OIBDA margin.

•	In Colombia, the GSM network commercial launch took place and customer acquisition was focused on this service (61% of gross adds in 3Q05). The customer base reached 5.2MM, with net adds of over 414 thousand in the quarter and showing a significant recovery in OIBDA margin in 3Q05 (23.0%).

•	In Ecuador, GSM services were launched at the end of September.

[1]	Excludes the adjustment for 300,000 inactive lines in Mexico, no longer considered in the reported customer base as of 2Q05.

2005 July-September	1

Telefónica Móviles Group

•	Positive performance at the Central American operators (Guatemala, Salvador, Nicaragua and Panama), with combined OIBDA of €107MM in the first nine months of the year, showing the benefits from regionalised management.

•	Consolidated revenues continued to show healthy growth (+45.9% vs. 3Q04), totalling €12,050MM in 9M05 (+45.3% vs. 9M04):

•	Marked increase in service revenues: +44.2% vs. 3Q04 and +43.8% vs. 9M04.

•	Organic growth[2] in consolidated revenues of 15.2% vs. 9M04.

•	Significant acceleration in year-over-year growth of consolidated OIBDA, which stood at €1,648MM in 3Q05 and €4,227MM in 9M05:

•	OIBDA year-over-year growth in 3Q05 stood at 31.4%, leading to an 21.1% increase in OIBDA in the first nine months of the year, compared to 15.3% in 1H05.

•	OIBDA margin of 38.4% in 3Q05, a 7.5 p.p. advance from 2Q05. OIBDA margin in 9M05 stood at 35.1%.

•	In organic terms[2] OIBDA would have remained practically stable compared to 9M04 (+0,7%), impacted by the stronger commercial activity during the year in highly competitive environments.

•	Solid growth in consolidated net income vs. 3Q04 (+24%), to €1,543MM in 9M05:

•	In cumulative terms, consolidated net income increased by 8.8%.

•	Operating cash flow[3] in 9M05 of €2,804MM

•	Telefónica Móviles reiterates its growth targets for the Group for full year 2005. Assuming constant exchange rates compared to 2004 and excluding changes to the Group’s consolidation perimeter –except for the acquisitions of BellSouth Chile and BellSouth Argentina in January 2005–:

•	The Company expects to achieve a year-on-year growth in consolidated 2005 revenues[4] of 33%-36% in 2005 (43.8% in 9M05 vs. 9M04);

•	The Company estimates that consolidated OIBDA[4] annual growth in 2005 will be in the 23-26% range (19.5% in 9M05 vs. 9M04);

•	The Company anticipates that year-on-year growth in consolidated operating income[4] will be in the range of 10-13% in 2005 (4.1% in 9M05 vs. 9M04);

•	The Company considers that consolidated capex, excluding the acquisition of licenses, will end 2005 at approximately €2,000MM.

[2]	Organic growth including the consolidation of Telefónica Móvil Chile and the Latin American assets acquired from BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from 1 January 2004; and assuming constant exchange rates.
[3]	Operating cash flow = OIBDA - capex.
[4]	2005 forecasted revenue growth is based in €11,744MM revenues for 2004. In calculating our forecasts, operating income and operating income before depreciation and amortisation (OIBDA) exclude other unforeseen extraordinary charges and extraordinary revenues for 2005. In 2004, these totalled €100.2MM, and are therefore also excluded. Therefore, operating income and operating income before depreciation and amortisation used as a basis for the Company’s forecasts were €4,677.9MM and € 3,154.9MM, respectively. Personnel and real estate restructuring costs are included as operating costs/revenues. Group targets were set assuming inflation adjustments in Venezuela.

2005 July-September	2

Telefónica Móviles Group

Highlights regarding comparative information and changes in the consolidated Group:

•	On 23 July 2004, the company acquired 100% of Telefónica Móvil Chile. Since that date, Telefónica Móvil Chile has been integrated within Telefónica Móviles’ consolidation perimeter, through the full consolidation method.

•	Following the voluntary tender offers for Tele Sudeste Celular (TSD), Tele Leste Celular (TBE), Celular CRT (CRT) and Tele Centro Oeste (TCO) carried out by Brasilcel, directly and indirectly through its subsidiary Telesp Celular Participaçoes (TCP) in October 2004, Brasilcel’s stakes in the mentioned companies’ share capital have increased.

•	The capital increase carried out by Telesp Celular Participaçoes (TCP) in January 2005 was fully subscribed for an amount of approximately 2,054MM reais. The stake held by Brasilcel in TCP stands at 66.1%.

•	In July 2005, Brasilcel capitalized the tax credits used by TCO, CRT, Telesudeste and Teleleste resulting from the tax utilization of the goodwill in those companies. This capitalization did not entail any cash outflow for Brasilcel, but it has caused an increase in Brasilcel’s shareholdings in those companies. Brasilcel’s stakes in the companies’share capital have increased to: 91.0% in TSD, 50.7% in TBE, 66.4% in CRT and 34.7% in TCO.

•	Following the acquisition of 100% of BellSouth Group’s stake in the mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela, these companies have been integrated within the Telefónica Moviles’ consolidation perimeter since November 2004 through the full consolidation method.

•	In January 2005 the acquisition of 100% of BellSouth Chile and BellSouth Argentina (Movicom) was completed. Since January 2005, these companies are integrated within the Group’s consolidation perimeter through the full consolidation method.

•	Following the tender offer launched for 0.1516% of Comunicaciones Móviles del Perú, S.A.’s share capital in April 2005, and concluded in May, Telefónica Móviles’s stake in the company increased to 99.89%.

In June 2005 the merger between Comunicaciones Móviles Perú, S.A. and Telefónica Móviles Perú, S.A.C. was carried out. Telefónica Móviles’s stake in the resulting company, Telefónica Móviles Perú, S.A., stands at 98.03%.

•	During 2005, TES Holding, S.A., fully-owned by Telefónica Móviles, S.A., has acquired an additional stake in Telefónica Móviles El Salvador, S.A. Following the acquisition, TES Holding, S.A. stake increased to 99.02%.

•	On April 20, 2005, once the permission of the relevant regulatory authorities was obtained, Telefónica Móviles, through its 100% controlled subsidiary TEM Puerto Rico, Inc., carried out the conversion of the promissory notes which on that date represented 49.9% of the share capital of of the Puerto Rican company New Comm Wireless Services, Inc. After this transaction and a capital increase, the Telefónica Móviles Group’s participation in that company is now 49.3%. This investment is provisioned in the Group’s financial statements and did not involve any cash outflow.

•	Following the acquisition of an additional 0.40% stake in Telefónica Móviles Panamá in 2005, as a result of the tender offer launched in 2004, Telefónica Móviles’s stake increased to 99.98%.

The financial statements for fiscal year 2004 and 2005, and the corresponding comments regarding our operations included herein, reflect the current composition of Telefónica Móviles Group at each point in time. As a result, given the changes in the consolidation perimeter over the last 12 months, the consolidated results and those of some of our operators are not comparable between each period.

As a consequence of the evolution in Venezuelan economy along this year, Telefónica Móviles has suspended the inflation adjustment of its subsidiary Telcel’s financial statements, with retrospective application since January 1, 2005. Such decision is in line with the consensus reached by the main auditing firms indicating that Venezuela should not be considered as an hyperinflationary economy.

2005 July-September	3

Telefónica Móviles Group

For an easier understanding of Telefónica Móviles’ financial statements, the economic stakes held by the Company in each of its subsidiaries, along with the consolidation method used in its consolidated financial statements in each period, are provided.

Economic ownership

	September		Consolidation method
	2005	2004	3Q 2005	3Q 2004
T. Moviles España	100.00%	100.00%	Full consolidation	Full consolidation
Brasilcel [1]	50.00%	50.00%	Proportional method	Proportional method
TCP Argentina	97.93%	97.93%	Full consolidation	Full consolidation
TEM Perú	98.03%	97.97%	Full consolidation	Full consolidation
T. Móviles México	92.00%	92.00%	Full consolidation	Full consolidation
TM Chile [2]	100.00%	100.00%	Full consolidation	Full consolidation
TEM El Salvador [3]	99.02%	91.75%	Full consolidation	Full consolidation
TEM Guatemala	100.00%	100.00%	Full consolidation	Full consolidation
Telcel (Venezuela) [4]	100.00%	—	Full consolidation	—
TEM Colombia [4]	100.00%	—	Full consolidation	—
TEM Guatemala y Cía. [4]	100.00%	—	Full consolidation	—
Otecel (Ecuador) [4]	100.00%	—	Full consolidation	—
TEM Panamá [4]	99.98%	—	Full consolidation	—
Abiatar (Uruguay) [4]	100.00%	—	Full consolidation	—
Telefonía Celular Nicaragua [4]	100.00%	—	Full consolidation	—
Radiocomunic. Móviles SA (Argentina) [4]	100.00%	—	Full consolidation	—
Telefónica Móviles Chile [4]	100.00%	—	Full consolidation	—
Group 3G (Germany)	57.20%	57.20%	Full consolidation	Full consolidation
IPSE 2000 (Italy)	45.59%	45.59%	Equity method	Equity method
3G Mobile AG (Switzerland)	100.00%	100.00%	Full consolidation	Full consolidation
Medi Telecom	32.18%	32.18%	Equity method	Equity method
TM Interacciona	100.00%	100.00%	Full consolidation	Full consolidation
Mobipay España	13.36%	13.36%	Equity method	Equity method
Mobipay International	50.00%	50.00%	Proportional method	Proportional method
TmAs	100.00%	100.00%	Full consolidation	Full consolidation
Tempos 21 [5]	38.50%	—	Equity method	—

[1]	Joint Venture which fully consolidates Tele Sudeste Celular Participaçoes, Celular CRT Participaçoes, Tele Leste Celular Participaçoes, Telesp Celular Participaçoes. Telesp Celular Participaçoes fully consolidates Global Telecom Participaçoes and Tele Centro Oeste Participaçoes.

Stakes that Brasilcel consolidates in subsidiaries: Tele Sudeste Celular Participaçoes 91.0%; Telesp Celular Participaçoes Participaçoes 66.1%; Global Telecom Participaçoes 66.1%; CRT Celular Participaçoes 66.4%; Tele Leste Celular Participaçoes 50.7% and Tele Centro Oeste Participaçoes 34.7%.

[2]	After the acquisition of 100% of TM Chile, this company is fully consolidated from July 23rd.
[3]	After capitalising debt in TEM El Salvador in 2004, and the acquisition of aditional stake in 2005, TEM Group has increased its stake up to 99.02%.
[4]	After the acquisition of BellSouth’s mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela, these companies are included within Group’s consolidation perimeter by full consolidation from November 2004, and Argentina y Chile from January 2005.
[5]	In June 2005, with effect from January 2005, Tempos 21 is integrated within Telefónica Móviles’ consolidation perimeter through the equity method.

2005 July-September	4

Telefónica Móviles Results

This document contains financial information/data reported under IFRS. These data are preliminary, as only full compliance with International Financial Reporting Standards issued at 31/12/2005 is required, unaudited, and thus, being subject to potential future modifications. This financial information has been prepared based on the principles and regulations known to date, and on the assumption that IFRS principles presently in force will be the same as those that will be adopted to prepare the 2005 full year consolidated financial statements and, consequently, does not represent a complete and final adoption of these regulations.

Telefónica Móviles Group

Consolidated Income Statement

Unaudited figures

	In million Euros
	January - September			July - September
	2005	2004	% Change	2005	2004	% Change
Revenues	12,050.0	8,295.2	45.3%	4,290.2	2,940.3	45.9%
Operating income before D&A (OIBDA)	4,226.5	3,490.3	21.1%	1,647.7	1,254.1	31.4%
Operating income (OI)	2,546.7	2,435.3	4.6%	1,062.0	894.2	18.8%
Income before taxes	2,236.1	2,163.2	3.4%	916.1	763.8	19.9%
Income from continuing operations	1,526.6	1,421.2	7.4%	603.2	499.1	20.9%
Net income	1,542.7	1,418.4	8.8%	614.9	496.1	24.0%
Operating Cash Flow [1]	2,803.9	2,461.4	13.9%	1,033.0	709.0	45.7%
Outstanding shares (million)	4,330.6	4,330.6	—	4,330.6	4,330.6	—
Net income per share	0.36	€0.33	€8.8%	0.14	€0.12	€24.0%
OpCF per share [2]	0.65	€0.57	€13.9%	0.24	€0.16	€45.7%
Dividend per share	0.193	€0.184	€5.0%	0.193	€0.184	€5.0%

[1]	Operating Cash Flow = OIBDA - Capex
[2]	Operating Cash Flow per share

For the basic Net income per share and Operating Cash Flow per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IAS rule 33 “Earnings per share”. Thereby, there are not taking into account as outstanding shares the shares assigned to the stock options plan for employees “Programa MOS”.

Telefónica Móviles Group operators continued to carry out intense commercial activity during the third quarter of the year. As a result, despite the seasonality typical of the period and the adjustment of the pace of growth to the different market conditions - namely in Brazil, Colombia and Mexico-, net adds in 3Q05 stood at 2.6MM customers.

The decline in commercial activity from 2Q05 is explained by the seasonality typical of the period and the strong impact that the launch of the movistar brand had in 2Q05.

Telefónica Móviles ended September with over 89MM managed customers (+52% vs. 3Q04 and +3% vs. 2Q05). Of the total customer base, 65.6MM corresponded to Latin American operators (+75.7% vs. 3Q04), 19.6MM to TME (+5%) and 3.8MM to our Moroccan operator, Médi Telecom (+49%).

Key aspects of the 3Q05 results are as follows:

•	Sharp year-over-year growth in revenues of 45.9% in 3Q05 and 45.3% in 9M05 (compared to +44.9% in 1H05). Organic growth[5] of consolidated revenues stood at 15.2% vs. 9M04.

Noteworthy was the solid performance of service revenues, with a 44.2% year-over-year increase vs. 3Q04, to €10,462MM in 9M05, 43.8% higher than in 9M04 .

[5]	Organic growth includes the consolidation of Telefónica Móvil Chile and Latin American assets acquired from BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela since 1 January 2004; and assuming constant exchange rates.

2005 July-September	5

Telefónica Móviles Results

Handset sales reached €495.9MM in 3Q05 (+60% vs. 3Q04) and totalled €1,588MM in 9M05 (+56% vs. 9M04).

By geographical areas, the significant increase in traffic registered by TME stands as the main driver of the Company’s service revenue growth. As a result, service revenues grew by 6.8% year-over-year in 3Q05 and by 7.1% in 9M05. In all, TME recorded revenues of €6,621MM in 9M05 (+8.2% vs. 9M04).

The consolidated Latin American operators recorded operating revenues of €5,446MM in 9M05 (+150.4%), representing 45.2% of the Group’s total revenues (vs. 26.2% in 9M04). Organic growth6 of these operators’ revenues was 25.7% vs. 9M04.

•	Sharp acceleration in the growth of consolidated operating income before depreciation and amortisation (OIBDA), which stands at €1,648MM in 3Q05 and €4,227MM in 9M05. OIBDA advanced 31.4% year-over-year in 3Q05 and 21.1% year-over-year in 9M05, compared to 15.3% in 1H05. Year-over-year organic growth[7] in consolidated OIBDA was 0.7%.

As a result, OIBDA margin in 3Q05 showed a sharp improvement compared to 2Q05 at the majority of the Group operators, with the consolidated OIBDA margin standing at 38.4% (an 7.5 p.p advance vs. 2Q05). The OIBDA margin in 9M05 stood at 35.1%.

The trend in OIBDA compared to 2004 is explained by the increased commercial activity in 2005 and more intense competition in our markets of operation.

OIBDA at TME stood at €1,143MM in 3Q05, recovering sharply from previous quarters and remaining virtually unchanged year-over-year vs.3Q04. Thus, OIBDA for the first nine months reached €3,090MM. We would highlight the positive evolution in TME’s OIBDA margin, which stood at 49.1% in 3Q05 (+5.9 p.p. vs. 2Q05) and 46.7% in 9M05. Stripping out the impact of the rebranding, the OIBDA margin would have reached 47.3% in 9M05 (vs. 51.7% in 9M04).

OIBDA for the consolidated Latin American subsidiaries, in euros, reached €517.4MM in 3Q05. This led to a margin of 26.2%, which represents a 8.6 p.p. advance from 2Q05, mainly driven by lower commercial costs.

The Latin American operators’ contribution to consolidated OIBDA in 9M05 stood at €1,201MM, three times their contribution to the Group during 9M04. In organic terms6, OIBDA from these operators increased 11% vs. 9M04.

Regarding the rest of the main items, we would highlight:

•	Increase in depreciation (+59% vs. 9M04), primarily due to changes to the Group’s consolidation perimeter, including €229MM of amortisation of allocated intangible assets in 9M05 related to the acquisition of Telefónica Móvil Chile and the 10 Latin American operators acquired from BellSouth in 2004 and early 2005.

•	Improvement in income from associated companies, as net losses from companies consolidated by the equity method declined by 67% in 9M05 to -€10.4MM, and remain stable vis-à-vis those recorded in the first half of 2005. Losses attributable to the Group from its stake in IPSE 2000 decline by 17% vs. 9M04, while Médi Telecom maintains its positive contribution to the Group’s results in 9M05.

•	Year-over-year increase of 25% in negative net financial results, substantially lower than the increase in the average net debt balance for the period (+90.3%).

Consolidated net financial debt was impacted by the acquisitions made in 2H04 and January 2005 (Telefónica Móvil Chile, BellSouth’s Latin American operators and the voluntary tender offers for shares in Brasilcel’s subsidiaries). Moreover, on June 15th the dividend approved at the Shareholders’ Meeting (€836MM) was paid.

At the end of 3Q05, consolidated net debt stood at €9,463MM, 6.0% lower than the previous quarter, thanks to cash flow generation in the period. Proportionate net debt stood at €9,601MM.

[6]	Organic growth includes the consolidation of Telefónica Móvil Chile and Latin American assets acquired from BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela since 1 January 2004; and assuming constant exchange rates.

2005 July-September	6

Telefónica Móviles Results

•	31.7% effective tax rate in 9M05, mainly affected by the application of certain allowances for export activities in 2Q05, although the fact that there is no tax consolidation in various countries in Latin America detracts from this benefit, increasing the marginal rate.

•	Net income rose 24% year-over-year in the quarter, to €615MM (€496MM in 3Q04), leading to net income of €1,543MM in 9M05 (+8.8% vs. 9M04).

Consolidated capex, excluding licenses, totalled €1,422.7MM in 9M05. €39.2MM were recorded in 9M05 for the acquisition of licenses in Mexico.

2005 July-September	7

Telefónica Móviles Results

Market Size

In thousands

	Total [1] September			Equity [2] September
	2005	2004	% Change	2005	2004	% Change
Spain and Mediterranean Basin
Subscribers	23,471	21,269	10.4%	20,868	19,524	6.9%
Latin América [3]
Subscribers	65,621	37,346	75.7%	45,208	19,008	137.8%
TOTAL
Subscribers	89,092	58,615	52.0%	66,076	38,533	71.5%

[1]	Total customers from all operators in which Telefónica Móviles holds an economic participation.
[2]	Total subscribers weighted by the economic interest held in each company.
[3]	For comparison purposes, since the cancellation of Movistar Puerto Rico’s management contract, its subscriber base is excluded from the Group subscriber base.

Results by geographic regions

Unaudited figures

In million Euros

	REVENUES						OPERATING INCOME BEFORE D&A
	January - September			July - September			January - September			July - September
	2005	2004	% Change	2005	2004	% Change	2005	2004	% Change	2005	2004	% Change
Spain	6,621.5	6,122.0	8.2%	2,326.7	2,158.8	7.8%	3,089.9	3,163.9	-2.3%	1,143.3	1,138.7	0.4%
Latin America	5,445.7	2,174.7	150.4%	1,971.2	784.3	151.3%	1,200.7	377.0	218.5%	517.4	131.5	293.5%
Brazil	1,331.7	1,101.2	20.9%	495.4	378.1	31.0%	379.2	382.2	-0.8%	143.3	122.1	17.3%
Northern Region	909.7	596.6	52.5%	312.8	192.7	62.4%	-23.8	-88.2	-73.0%	4.0	-19.2	c.s.
Andean Region	2,009.9	175.9	n.c.	715.8	60.0	n.c.	584.0	46.0	n.c.	244.9	16.0	n.c.
Southern Cone	1,194.4	301.0	n.c.	447.2	153.6	n.c.	261.3	36.9	n.c.	125.2	12.6	n.c.
Rest and intragroup sales	-17.1	-1.4	c.s.	-7.7	-2.8	170.6%	-64.1	-50.6	26.6%	-13.0	-16.1	-18.9%

TOTAL	12,050.0	8,295.2	45.3%	4,290.2	2,940.3	45.9%	4,226.5	3,490.3	21.1%	1,647.7	1,254.1	31.4%

The comparison is affected by the incorporation of TM Chile from August 2004, of BellSouth’s Latam mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from November 2004 and Argentina and Chile from January 2005.

2005 July-September	8

Business Performance by Geographic Region

Spain

	September
	2005	2004	% Change
Total subscribers (thousands)	19,633	18,697	5.0%
Prepaid	9,330	9,824	-5.0%
Contract	10,303	8,872	16.1%

Unaudited figures (million Euros)

	January - September				July - September
	2005	2004	% Change		2005	2004	% Change
Revenues	6,621	6,122	8.2%		2,327	2,159	7.8%
Operating income before D&A (OIBDA)	3,090	3,164	-2.3%		1,143	1,139	0.4%
OIBDA margin	46.7%	51.7%	-5.0	p.p.	49.1%	52.7%	-3.6	p.p.
Capex	507	439	15.4%		199	171	16.2%

Split of Revenues (% over total)

	January - September		July - September
	2005	2004	2005	2004
Customer revenues	66%	66%	68%	67%
Interconnection	18%	19%	17%	19%
Handset sales	12%	11%	10%	10%
Roaming-in	3%	3%	4%	5%
Other	1%	1%	0%	0%

By the end of September the Spanish market had surpassed 41.5 million lines, equivalent to an estimated penetration rate of 93.4%. This amounts to total market growth of 1.5% in 3Q05 vs. 2Q05 and 9% in 9M05 vs. 9M04.

The third quarter was marked by intense commercial activity -particularly in customer gross adds-, by the positive evolution in the portability net balance -overall, but especially notable in the contract segments- and the sharp increase in managed traffic.

As for commercial activity, TME leveraged in 3Q05 on the strong commercial activity carried out during the previous quarter, leading it to post net adds of over 250 thousand, more than four times the 3Q04 figure (58 thousand customers), fuelled by the positive performance of the contract segments.

As a result, by the end of 3Q05 the weight of the contract segment over the total customer base increased to 52.5%, showing a growth of 5 p.p. vs. 3Q04 and 1.6 p.p. vs. 2Q05. This trend reflects both the increase in contract gross adds (more than 500 thousand in 3Q05, setting a quarterly record for TME) as well as the high number of prepaid to migrations registered in the quarter -almost 300 thousand, 27% more than the previous quarter and 34% more than in 3Q04-.

These factors drove the Company’s customer base to over 19.6MM, a year-over-year increase of 5%.

We would also underscore the performance of number portability, which showed a positive net balance of almost 40 thousand lines in 3Q05, the best figure recorded since 4Q02, and 136% higher than 2Q05. This performance was driven by the increasing positive balance in the contract segments, which stood at almost 84 thousand lines, around 50 thousand more than recorded in 3Q04 and clearly far superior to the 2Q05 figure.

Meanwhile, TME upgraded close to 1MM handsets during 3Q05, bringing the total for the first nine months of the year to over 3.4 MM (+28% vs. 9M04).

TME’s successful commercial results have been heavily underpinned, both in acquisition and retention activities, by the price initiatives implemented last quarter, which have been very well received by our customers. In this regard, we would point out

2005 July-September	9

Business Performance by Geographic Region

that by the end of 3Q05 around 3MM movistar customers had signed up for “Mi Favorito” (My favourite number) and almost 1.5MM for “Mis Cinco” (My five numbers), thus reinforcing and consolidating our customers’ sense of belonging to the largest wireless community in Spain.

Continuing with TME’s pricing initiatives, 3Q05 was highly shaped by the summer promotion known as “100x1”7, which has achieved over 2.3MM gross adds in the period.

In addition, the “Anticípame Saldo”8 (Upfront credit) campaign was launched in 3Q05, and has already been used on more than 5 million occasions.

As a result, the commercial initiatives launched in 2Q05 and reinforced during 3Q05 drove MOU to 158 minutes in 3Q05, 2.7% higher than in 2Q05 and 15.0% more than in 3Q04, marking the highest figure in the company’s history. MOU for 9M05 rose to 149 minutes (+16.3% vs. 9M04), bringing total traffic carried to almost 14,000MM minutes in 3Q05 (+24.4 vs. 3Q04) and almost 38,000MM minutes in 9M05 (+19.9% vs. 9M04), both record highs for TME. Despite the sharp increase in traffic, TME networks’ quality indices are maintained, actually improving relative to last year.

All of the above drove TME’s voice ARPU to €32.4 in 3Q05 and €30.9 in 9M05 (+9.2% vs. 9M04). Excluding the impact of traffic promotions, year-over-year growth in voice ARPU would have been 3.2% in 9M05. Thus, even despite the fact that the Company is clearly in the process of cutting prices, TME continues to show a positive trend in ARPU.

In terms of data services, bearing in mind the significant growth in P2P voice traffic, TME’s data ARPU stood at €4.5 in 9M05, representing a year-over-year increase in this ratio of around 7.2%, and of 7.3% excluding the impact of promotions.

We would point out that non-SMS data services are becoming the main driver of this growth. Revenues from non-SMS data services grew by almost 45% year-over-year in 9M05, representing almost 42% of the Company’s data revenues in 3Q05. Downloads, browsing & data transmisión revenues over total data revenues stood at 17% in 9M05 (12% in 9M04) while SMS’ weight stood at 62% (72% in 9M04).

Finally, TME’s total ARPU stood at €37.1 in 3Q05 (+6.0% vs. 3Q04) and €35.4 in 9M05 (+9.0% vs. 9M04). Excluding the impact of promotions, total ARPU would have been €34.2 in 3Q05 (+1.9% vs. 3Q04) and €33.1 in 9M05 (+3.7% vs. 9M04).

Highlights of TME’s financial results include:

•	Revenues show 8% year-over-year growth in 3Q05 and +5% compared to 2Q05, to over €2,300MM, and maintain cumulative year-over-year growth in 9M05 over 8%, to €6,621MM.

•	Revenue growth continues to be driven by the increase in service revenues, which in 3Q05 registered year-over-year growth of 6.8% and were up 9% over 2Q05. This brings year-over-year growth in 9M05 to over 7%. In addition, we would highlight that customer revenues continue to consolidate as the Company’s growth driver, registering year-over-year rates for 3Q05 and 9M05 of 9% and 9.2%, respectively.

•	Handset sales fell vis-à-vis the previous quarter, but were up 17% year-over-year in 3Q05, totalling €241 MM.

•	The percentage of commercial costs (including SAC, SRC and advertising) over service revenues ex-loyalty points fell by more than 30% compared to 2Q05 and by 5.5% vs. 1Q05, standing at 13.3% in 3Q05 and 15.5% in 9M05. The year-over-year increase is the result of increased commercial activity vs. 3Q04.

•	TME’s OIBDA stood at €1,143MM in 3Q05, representing an OIBDA margin of 49.1%, up 5.9 p.p. vs. 2Q05. OIBDA surpassed €3,000MM in 9M05, representing a margin of 46.7% (and around 47.3% if we strip out the impact of the rebranding campaign).

•	Capex totalled €507MM in 9M05. TME continues with the deployment of its UMTS network in order to provide an increasing number of customers with enhanced service and a wider range of technologies.

[7]	A promotion taking place between 18 June and 17 September 2005 enabling existing customers to talk for 100 minutes to other Movistar customers on all calls, 7 days a week, 24 hours a day at a price of €0.12, (i.e. the price of 1 minute of talk-time plus connection fees) in exchange for a one-time subscription charge of €3.
[8]	A campaign which upfonts a 2€ credit who those customers who request it, under certain conditions. Such credit will be then discounted in the following recharge.

2005 July-September	10

Business Performance by Geographic Region

Finally, we must point out that the telecommunications market regulator (CMT) introduced modifications on termination rates for the three Spanish market mobile operators. The new tariffs will be effective from 31 October, and in the case of TME they represent a reduction in the average price per minute of 10.57%.

2005 July-September	11

Business Performance by Geographic Region

Morocco

At the end of 3Q05 Medi Telecom’s customer base stood at over 3.8MM (+49.2% vs. September 2004), with net adds of 399 thousand in 3Q05, 82.4% more than in 2Q05.

Financial results continue to show a solid performance, with revenues in 9M05 of €298MM (+22% vs. 9M04).

The OIBDA margin in 9M05 stood at 38.6% (41.3% in 9M04), despite the sharp rise in net adds, which grew 79% in 9M05 vs. 9M04. OIBDA totalled close to €115MM in 9M05 (+14% vs. 9M04)

Latin America

	September
	2005	2004	% Change
Total subscribers (thousands) [1]	65,621	37,346	75.7%
Prepaid	52,150	30,225	72.5%
Contract	12,479	7,121	75.2%
Fixed Wireless	992	0	n.s.

Unaudited figures (million Euros)

	January - September				July - September
	2005	2004	% Change		2005	2004	% Change
Revenues	5,446	2,175	150.4%		1,971	784	151.3%
Operating income before D&A (OIBDA)	1,201	377	218.5%		517	131	293.5%
OIBDA margin	22.0%	17.3%	4.7	p.p.	26.2%	16.8%	9.5	p.p.
Capex	915	588	55.5%		416	373	11.3%

[1]	9M05 figures include the adjustment of 300,000 inactive prepaid lines in Mexico not longer considered in the reported customer base.

The year-over-year comparison is affected by the incorporation of TM Chile from August 2004 and the operators acquiered from BellSouth in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela in November 2004 and Argentina and Chile in January 2005.

Brazil

	September
	2005	2004	% Change
Total subscribers (thousands)	28,840	24,645	17.0%
Prepaid	23,190	19,657	18.0%
Contract	5,650	4,989	13.3%

Unaudited figures (million Euros)

	January - September						July - September
	2005	2004	% Change		% Change in local currency		2005	2004	% Change
Revenues	1,332	1,101	20.9%		4.0%		495	378	31.0%
Operating income before D&A (OIBDA)	379	382	-0.8%		-14.6%		143	122	17.3%
OIBDA margin	28.5%	34.7%	-6.2	p.p.	-6.2	p.p.	28.9%	32.3%	-3.4	p.p.
Capex	249	169	47.7%				83	98	-15.0%

In line with the seasonality typical of the quarter and following a strong second quarter marked by intense commercial campaigns, the pace of growth in the Brazilian market growth slowed down in the third quarter, even while maintaining its solid expansion trend.

As a result, at the end of September 2005 the total market stood at 80MM customers, equivalent to a penetration rate of 43.4% (46.5% in Vivo’s areas of operation.)

Against a backdrop of continued intense competition, Vivo has targeted its commercial initiatives at high-value customers, raising entry barriers in the prepaid segment, fostering prepaid to contract migration and increasing its customer retention efforts. This strategy resulted in a significant drop in subscriber acquisition actions in 3Q05, while customer retention initiatives have allowed monthly churn rate to remain practically flat compared to 3Q04, despite the competitors’ increased aggressiveness.

2005 July-September	12

Business Performance by Geographic Region

In this context, Vivo’s customer base stood at 28.84MM at the end of September (+17% vs. 3Q04). We would highlight the increasing contribution of the contract segment to total net adds, representing 35% in 3Q05 versus 14% in 2Q05 and 10% in 3Q04.

In terms of customer usage, MOU in 3Q05 was 76 minutes (87 minutes in 3Q04), impacted by trends in incoming MOU. ARPU in 3Q05 was 28.2 reais (32.1 reais in 3Q04).

The trend in these indicators continues to be shaped by the impact on outgoing revenues of the repositioning of prices in the contract segment in the face of aggressive competition; as well as by the negative impact of lower incoming traffic from fixed line operators.

However, in line with the Company’s focus on high-value segments, we would highlight the positive performance in contract ARPU, which in 3Q05 showed growth, both compared to 2Q05 and to 3Q04.

Regarding Vivo’s financial results, service revenues grew 5% year-over-year in 9M05 in local currency, remaining stable to the growth recorded in 1H05.

The slowdown in total revenue growth (+4% year-over-year in 9M05 in local currency) was due to the decrease in handset sales in 3Q05 (-5% vs. 3Q04).

Moreover, data revenues continue to grow, to represent 6% of service revenues in 9M05.

The decrease in commercial activity in the quarter, together with lower acquisition costs as a result of higher entry barriers after the Father’s Day campaign in August, have led to a quarter-over-quarter growth in OIBDA margin after management fees, which stands at 28.9% in 3Q05 (28.5% in 9M05).

The year-over-year trend in margins despite the slowdown in net adds is due to higher commercial and customer care costs caused by stiffer competition and Vivo’s focus on high-value customers.

Northern Region

	September
	2005	2004	% Change
Total subscribers (thousands) [1]	8,520	5,127	66.2%
Prepaid	7,829	4,738	65.2%
Contract	545	389	39.9%
Fixed Wireless	146	0	n.c.

Unaudited figures (million Euros)

	January - September				July - September
	2005	2004	% Change		2005	2004	% Change
Revenues	910	597	52.5%		313	193	62.4%
Operating income before D&A (OIBDA)	-24	-88	-73.0%		4	-19	c.s.
OIBDA margin	-2.6%	-14.8%	12.2	p.p.	1.3%	-10.0%	11.3	p.p.
Capex	161	317	-49.3%		95	239	-60.3%

[1]	9M05 figures include the adjustment of 300,000 inactive prepaid lines in Mexico not longer considered in the reported customer base.

The year-over-year comparison is affected by the incorporation of the operators acquiered from BellSouth in Guatemala, Panama and Nicaragua in November 2004.

2005 July-September	13

Business Performance by Geographic Region

Mexico

	September
	2005	2004	% Change
Total subscribers (thousands) [1]	5,977	4,495	33.0%
Prepaid	5,693	4,235	34.4%
Contract	284	260	9.0%

Unaudited figures (million Euros)

	January - September						July - September
	2005	2004	% Change		% Change in local currency		2005	2004	% Change
Revenues	563	464	21.4%		21.4%		192	144	33.0%
Operating income before D&A (OIBDA)	-130	-107	22.3%		22.3%		-34	-25	34.4%
OIBDA margin	-23.2%	-23.0%	-0.2	p.p.	-0.2	p.p.	-17.5%	-17.3%	-0.2	p.p.
Capex	99	286	-65.6%				67	237	-71.8%

[1]	9M05 figures include the adjustment of 300,000 inactive prepaid lines in Mexico not longer considered in the reported customer base.

3Q05 was marked by lower seasonal commercial activity in the Mexican market. This factor, combined with higher entry barriers at Telefónica Móviles Mexico (TMM) and the lack of strong commercial campaigns by the operator, have resulted in a slowdown in the pace of growth of net adds compared to 2Q05.

On the other hand, improvements in credit scoring systems for contract customers have led to a reduction in churn rate in this segment compared to previous quarters, resulting in positive net adds in the contract segment for the first time this year.

Net adds in 3Q05 stood over 129 thousand compared to 86 thousand in 2Q059, bringing TM Mexico’s total customer base at the end of September to 5.98MM (+33% vs. 3Q04). GSM customers represent 84% of the total customer base.

In terms of customer usage, MOU in 3Q05 stood at 47 minutes while ARPU was 124 Mexican pesos.

As for financial results, we would highlight the positive evolution in service revenues, driven by the increase in billable traffic in the quarter. However, the reduction in interconnection fees implemented in 2Q05 continue to impact the evolution of service revenues in local currency in 9M05 (+13.6% vs. 9M04).

Despite the slowdown in gross adds, higher entry barriers pushed up revenues from handset sales, which grew 40% in 3Q05 in local currency compared to 2Q05.

As a result, 2005 revenues stood at €563MM in 9M05, representing year-over-year growth of 21.4% in local currency.

The increase in quarterly revenues, combined with lower commercial activity in 3Q05, have reduced OIBDA losses in 3Q05 to €33.6MM (vs. €48MM en 2Q05), and to €130MM in 9M05.

By the end of September TMM had deployed 4,300 GSM base stations in the country, allowing the company to extend the coverage to areas which represent close to 90% of the urban population.

[9]	Excludes the adjustment for 300,000 inactive lines in Mexico, no longer considered in the reported customer base.

2005 July-September	14

Business Performance by Geographic Region

Andean Region

	September
	2005	2004	% Change
Total subscribers (thousands)	15,313	1,966	n.c.
Prepaid	12,202	1,627	n.c.
Contract	2,452	339	n.c.
Fixed Wireless	660	0	n.c.

Unaudited figures (million Euros)

	January - September			July - September
	2005	2004	% Change	2005	2004	% Change
Revenues	2,010	176	n.c.	716	60	n.c.
Operating income before D&A (OIBDA)	584	46	n.c.	245	16	n.c.
OIBDA margin	29.1%	26.2%	n.c.	34.2%	26.7%	n.c.
Capex	305	13	n.c.	166	8	n.c.

The year-over-year comparison is affected by the incorporation of the operators acquiered from BellSouth in Venezuela, Colombia, Peru and Ecuador in November 2004.

Venezuela

September 2005

Total subscribers (thousands)	5,319
Prepaid	4,393
Contract	340
Fixed Wireless	586

Unaudited figures (million Euros)

	January - Sept.	July - Sept.
	2005	2005
Revenues	993	358
Operating income before D&A (OIBDA)	408	153
OIBDA margin	41.1%	42.8%
Capex	81	45

Telefónica Móviles Venezuela’s customer base ended September at over 5.3MM, with net adds of 122 thousand in 3Q05 and 993 thousand in 9M05.

The strong growth in the customer base boosts the solid operator’s financial results in local currency. We would highlight the positive performance of service revenues in local currency (+12.6% in 3Q05 vs. 2Q05) driven by the larger customer base, higher traffic and the sharp increase in data revenues.

The quarter-over-quarter decrease in total revenues in local currency (-1.7% vs. 2Q05) is due to lower handset revenues (-43.1% vs. 2Q05), following the commercial activity of the previous quarter, when the launch of the new brand and Mother’s Day campaigns took place.

The operator recorded total revenues of €993MM in 9M05, while OIBDA stood at €408MM.

Lower commercial activity in the quarter leads to an increase in the OIBDA margin, which stood at 42.8% in 3Q05, bringing the overall margin for 9M05 to a solid 41%.

The Company has reinforced its customer care efforts, which are leading to a significant increase in quality service indices.

2005 July-September	15

Business Performance by Geographic Region

Colombia

September 2005

Total subscribers (thousands)	5,171
Prepaid	3,977
Contract	1,194

Unaudited figures (million Euros)

	January - Sept.	July - Sept.
	2005	2005
Revenues	536	188
Operating income before D&A (OIBDA)	60	43
OIBDA margin	11.2%	23.0%
Capex	166	84

Telefónica Móviles Colombia’s major milestone during 3Q05 was the commercial launch of its GSM service at the end of July.

As a result, the Company’s commercial efforts in 3Q05 began to focus on capturing GSM customers, with less commercial activity in CDMA.

Thus, at the end of September, TM Colombia’s customer base stood at 5.17MM, with net adds of 414 thousand in 3Q05, despite the limited growth in GSM customer acquisition due to the ongoing deployment of the network. Focus on GSM customer acquisition is reflected on the weight of GSM gross adds over total gross adds in 3Q05, which stood at 61%, meaning GSM customers already represent 11% of the total customer base.

Regarding financial results, accumulated revenues totalled €536MM in 9M05. The decline in revenues in 3Q05 vs. 2Q05 in local currency is due to revenues from lower handset sales as a result of lower commercial activity.

On the other had, we would highlight the significant recovery in the OIBDA margin, due to lower commercial costs, to 23% in 3Q05. The OIBDA margin in 9M05 stood at 11.2%.

Finally, capex through September was €166MM, reflecting the ongoing rollout of the GSM network, with coverage of 66% of the population as of September.

Peru

	September
	2005	2004	% Change
Total subscribers (thousands)	3,199	1,966	62.7%
Prepaid	2,558	1,627	57.2%
Contract	570	339	68.2%
Fixed Wireless	72	0	n.c.

Unaudited figures (million Euros)

	January - September						July - September
	2005	2004	% Change		% Change in local currency		2005	2004	% Change
Revenues	264	176	50.0%		46.1%		92	60	53.8%
Operating income before D&A (OIBDA)	85	46	84.7%		80.0%		30	16	85.4%
OIBDA margin	32.2%	26.2%	6.1	p.p.	6.1	p.p.	32.2%	26.7%	5.5	p.p.
Capex	20	13	51.8%				10	8	28.1%

The year-over-year comparison is affected by the incorporation of the Peruvian operator acquired from BellSouth in November 2004

2005 July-September	16

At the end of September 2005 TM Peru’s customer base stood at 3.2MM, boosted by the positive performance of net adds, with 141 thousand during 3Q05, 61.7% more than in 2Q05.

Regarding financial results, we would highlight the growth in revenues in local currency (+1.1% in 3Q05 vs. 2Q05), driven by the favourable advance in customers and traffic, which offset the impact of the reduction in interconnection rates in 3Q05.

In addition, revenue growth was accompanied by the stability of the OIBDA margin around 32% in 3Q05.

Southern Cone Region

	September
	2005	2004	% Change
Total subscribers (thousands)	12,948	5,607	n.c.
Prepaid	8,928	4,203	n.c.
Contract[1]	3,833	1,405	n.c.
Fixed Wireless	186	0	n.c.

Unaudited figures (million Euros)

	January - September			July -September
	2005	2004	% Change	2005	2004	% Change
Revenues	1,194	301	n.c.	447	154	n.c.
Operating income before D&A (OIBDA)	261	37	n.c.	125	13	n.c.
OIBDA margin	21.9%	12.3%	n.c.	28.0%	8.2%	n.c.
Capex	200	89	n.c.	73	29	n.c.

[1]	Includes customers with an “Ahorro” contract, who prepay a monthly fee

The year-over-year comparison is affected by the incorporation of TM Chile in August 2004 and the operators acquiered from BellSouth in Uruguay in November 2004, and in Argentina and Chile in January 2005.

Argentina

	September
	2005	2004	% Change
Total subscribers (thousands)	7,395	2,606	n.c.
Prepaid	4,312	1,661	n.c.
Contract[1]	2,897	945	n.c.
Fixed Wireless	186	0	n.c.

Unaudited figures (million Euros)

	January - September						July - September
	2005	2004	% Change		% Change in local currency		2005	2004	% Change
Revenues	707	240	194.9%		200.5%		265	92	187.6%
Operating income before D&A (OIBDA)	107	21	403.1%		412.7%		57	-3	c.s.
OIBDA margin	15.2%	8.9%	6.3	p.p.	6.3	p.p.	21.7%	-3.3%	25.0	p.p.
Capex	86	71	21.2%				22	11	110.7%

[1]	Includes customers with an “Ahorro” contract, who prepay a monthly fee

The year-over-year comparison is affected by the incorporation of the Argentinean operator acquired from BellSouth in January 2005

The strong advance in the Argentine cellular market continues to be one of the main growth drivers of the Group’s customer base in 3Q05. Telefónica Móviles recorded net adds of 664 thousand in 3Q05 (+15% over 2Q05), boosted by the successful Father’s Day campaign and the operator’s efforts to contain churn.

The total customer base at the end of September was almost 7.4MM (+10% vs. June), with GSM customers representing 41% of the total.

Regarding financial results, we would highlight the acceleration in the pace of growth in service revenues in local currency (+12.9% in 3Q05 vs. 2Q05 and compared to +5.4% in 2Q05 vs. 1Q05), driven by growth in ARPU and in the customer base.

2005 July-September	17

Of particular note is the performance in data revenues, which rose 36% vs. 2Q05, to represent 15% of service revenues.

Despite higher activity and ongoing competitive pressure, control in commercial costs as a result of higher entry barriers, together with lower integration costs, enabled operating margins to improve to 21.7% in 3Q05 (+10.9 p.p. vs. 2Q05). The OIBDA margin in 9M05 stood at 15.2% (16.4% excluding integration costs).

Finally, capex through September was €86MM, driven by the ongoing rollout of the GSM network.

Chile

	September
	2005	2004	Var.
Total subscribers (thousands)	5,230	3,002	n.c.
Prepaid	4,350	2,542	n.c.
Contract	880	460	n.c.

Unaudited figures (million Euros)

	January -September			July -September
	2005	2004	% Var.	2005	2004	% Var.
Revenues	459	61	n.c.	172	61	n.c.
Operating income before D&A (OIBDA)	149	16	n.c.	67	16	n.c.
OIBDA margin	32.5%	25.5%	n.c.	38.8%	25.5%	n.c.
Capex	95	18	n.c.	44	18	n.c.

The year-over-year comparison is affected by the incorporation of TM Chile in August 2004 and the operators acquiered from BellSouth in Chile in January 2005.

Telefónica Móviles Chile ended September with over 5.2MM customers.

In a quarter where commercial activity has slowed down after the positive performance in 2Q05 (boosted by the launch of the new brand campaigns), and as a result of an adjustment in order to comply with the Group’s criteria for accounting customers, the customer base decreased by 27 thousand customers. However, contract net adds continue showing an increasing trend, growing 37.3% vs. 2Q05, to 29 thousand.

In addition, the number of GSM customers continued to increase, representing almost 43% of the total customer base at the end of September.

With regard to financial results, revenues totalled €172MM in 3Q05 (€459MM in 9M05), while lower commercial and integration costs in 3Q05 led to a 6.7 p.p. increase in the OIBDA margin vs. 2Q05. The OIBDA margin stood at 38.8% in 3Q05 and at 32.5% in 9M05, respectively.

Capex through September stood at €95MM, boosted by the deployment of the GSM network.

2005 July-September	18

Appendix

Telefónica Móviles Group

Consolidated Income Statement

Unaudited figures

In million Euros

	January - September			July - September
	2005	2004	% Change	2005	2004	% Change
Revenues	12,050.0	8,295.2	45.3%	4,290.2	2,940.3	45.9%
Internal expenditure capitalized in fixed assets (1)	85.8	48.8	75.8%	33.7	17.0	98.0%
Operating expenses	(7,834.8)	(4,848.7)	61.6%	(2,612.1)	(1,709.0)	52.8%
Supplies	(3,944.5)	(2,397.0)	64.6%	(1,312.5)	(867.9)	51.2%
Personnel expenses	(586.3)	(373.2)	57.1%	(194.3)	(125.7)	54.5%
Subcontracts	(3,061.0)	(1,959.5)	56.2%	(1,022.4)	(679.0)	50.6%
Taxes	(243.0)	(119.0)	104.2%	(83.0)	(36.3)	128.3%
Other net operating income (expense)	(75.7)	(7.0)	n.s.	(64.4)	5.6	c.s.
Gain (loss) on sale of fixed assets	1.3	2.0	-34.3%	0.4	0.3	71.9%
Impairment of goodwill and other assets	0.0	0.0	n.s.	0.0	0.0	n.s.
Operating income before D&A (OIBDA)	4,226.5	3,490.3	21.1%	1,647.7	1,254.1	31.4%
Depreciation and amortization	(1,679.8)	(1,055.0)	59.2%	(585.7)	(359.9)	62.7%
Operating income	2,546.7	2,435.3	4.6%	1,062.0	894.2	18.8%
Profit from associated companies	(10.4)	(31.3)	-66.8%	0.4	(9.5)	c.s.
Net financial income (expense)	(300.2)	(240.8)	24.6%	(146.3)	(120.9)	21.1%
Income before taxes	2,236.1	2,163.2	3.4%	916.1	763.8	19.9%
Income taxes	(709.6)	(742.0)	-4.4%	(312.8)	(264.7)	18.2%
Income from continuing operations	1,526.6	1,421.2	7.4%	603.2	499.1	20.9%
Income (Loss) from discontinued operations	0.0	0.0	n.s.	0.0	0.0	n.s.
Minority interest	16.1	(2.8)	c.s.	11.7	(3.0)	c.s.
Net income	1,542.7	1,418.4	8.8%	614.9	496.1	24.0%
Average shares (millions)	4,330.6	4,330.6	0.0%	4,330.6	4,330.6	0.0%
Basic Net income per share	0.36	0.33	8.8%	0.14	0.12	24.0%

(1)	Including work in process.
(2)	For the basic Net income per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IASrule 33 “Earnings per share”. Thereby, there are not taking into account as outstanding shares the shares assigned to the stock options plan for employees “Programa MOS”.

2005 July-September	19

Appendix

Telefónica Móviles Group

Consolidated Balance sheet

Unaudited figures

In million Euros

	September
	2005	2004	% Change
Non-current assets	19,717.1	12,206.9	61.5%
Intangible assets	4,094.5	2,344.1	74.7%
Goodwill	4,572.6	1,492.3	206.4%
Property, plant and equipment and Investment property	6,667.4	4,945.9	34.8%
Long-term financial assets	638.2	621.7	2.6%
Other non-current assets	1,931.1	1,389.8	39.0%
Deferred tax assets	1,813.2	1,413.1	28.3%
Current assets	8,653.7	4,721.7	83.3%
Inventories	590.4	390.2	51.3%
Trade and other receivables	2,783.9	2,007.0	38.7%
Current tax receivable	843.1	570.2	47.9%
Short-term financial investments	3,008.1	1,434.4	109.7%
Other short-term financial investments	399.2	247.1	61.6%
Cash and cash equivalents	1,029.0	72.7	n.s.
Non-current assets classified as held for sale	0.0	0.1	n.s.

Total Assets = Total Equity and Liabilities	28,370.7	16,928.6	67.6%

Equity	5,459.3	3,495.2	56.2%
Equity attributable to equity holders of the parent	5,321.5	3,479.5	52.9%
Minority interest	137.8	15.8	774.6%
Non-current liabilities	12,709.0	7,625.8	66.7%
Long-term financial debt	10,740.6	6,074.4	76.8%
Long-term non-financial debt payable to Telefónica Group companies	0.0	0.0	n.s.
Deferred tax	694.8	254.4	173.1%
Long-term provisions	1,206.0	1,227.5	-1.7%
Other long-term liabilities	67.6	69.5	-2.8%
Current liabilities	10,202.4	5,807.6	75.7%
Short-term financial debt	3,397.7	1,573.7	115.9%
Short-term non-financial debt payable to Telefónica Group companies	1,581.2	266.0	494.5%
Trade and other payables	2,495.0	1,910.0	30.6%
Current tax payable	1,831.6	1,388.6	31.9%
Short-term provisions and other liabilities	856.7	669.3	28.0%
Liabilities associated with non-current assets classified as held for sale	0.0	0.0	n.s.

Financial Data
Consolidated net debt	9,463.1	5,519.3	71.5%
Consolidated debt ratio	60.6%	59.5%	1.0 p.p.

Consolidated Debt structure

2005 July-September	20

Appendix

Telefónica Móviles Group

Free Cash Flow and change in debt

Unaudited figures (in million Euros)

		January - September 2005
I	Cash flows from operations	3,805.7
II	Net interest payment (1)	(325.6)
III	Payment for income tax	(539.6)
A=I+II+III	Net cash provided by operating activities	2,940.5
B	Payment for investment in fixed and intangible assets	(1,334.6)
C=A+B	Net free cash flow after CAPEX	1,605.9
D	Net Cash received from sale of Real State	0.0
E	Net payment for financial investment	(947.4)
F	Net payment for dividends (2)	(807.2)
G=C+D+E+F	Free cash flow after dividends	(148.7)
H	Effects of exchange rate changes on net debt	763.0
I	Effects on net debt of changes in consolidation and others	109.8
J	Net debt at beginning of period	8,441.7
K=J-G+H+I	Net debt at end of period	9,463.1

(1)	Including cash received from dividends paid by subsidiaries that are not under full consolidation method.
(2)	Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method.

Telefónica Móviles Group

Reconciliations of Cash Flow and OIBDA minus Capex

Unaudited figures (in million Euros)

January - September 2005
OIBDA	4,226.9
- CAPEX accrued during the period (EoP exchange rate)	(1,422.7)
- Net interest payment	(325.6)
- Payment for income tax	(539.6)
- Results from the sale of fixed assets	(1.3)
- Investment in working capital and other deferred income and expenses	(325.2)
- Others	(6.7)
= Net Free Cash Flow after Capex	1,605.9
- Net payment for financial investment	(947.4)
- Net payment for dividends	(807.2)
= Free Cash Flow after dividends	(148.7)

2005 July-September	21

Appendix

Telefónica Móviles Group

Breakdown of subscribers

Unaudited figures

	September
	2005	2004
	Subscribers (‘000)	Subscribers (‘000)
Spain	19,632.9	18,696.8
Morocco	3,838.6	2,572.1
Brazil	28,840.5	24,645.3
Northern Region	8,519.6	5,127.3
Mexico [1]	5,976.6	4,494.9
Guatemala	923.9	297.9
El Salvador	494.0	334.5
Panama	788.2	—
Nicaragua	336.9	—
Andean Region	15,313.1	1,966.1
Venezuela	5,319.0	—
Colombia	5,170.6	—
Peru	3,199.3	1,966.1
Ecuador	1,624.2	—
Southern Cone	12,947.5	5,607.3
Argentina	7,395.2	2,605.8
Chile	5,230.2	3,001.5
Uruguay	322.1	—

[1]	September 2005 figures include the adjustment of 300,000 inactive prepaid lines in Mexico not longer considered in the reported customer base.

The year-over-year comparison is affected by the incorporation of the operators acquired from BellSouth in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from November 2004 and Argentina and Chile from January 2005.

2005 July-September	22

Appendix

Capex by geographic regions

Unaudited figures

In million Euros

	January - September			July - September
	2005	2004	% Change	2005	2004	% Change
Spain	506.9	439.2	15.4%	198.7	171.0	16.2%
Latin America
Brazil	249.2	168.8	47.7%	82.9	97.5	-15.0%
Northern Region	160.8	317.3	-49.3%	94.8	239.0	-60.3%
Mexico	98.7	286.5	-65.6%	66.8	237.4	-71.8%
Guatemala	16.0	15.7	1.8%	5.5	0.9	539.1%
El Salvador	14.8	15.1	-1.9%	10.1	0.7	n.s.
Panama	17.1	0.0	n.c.	8.9	0.0	n.c.
Nicaragua	14.2	0.0	n.c.	3.4	0.0	n.c.
Andean Region	304.9	13.4	n.c.	165.6	8.0	n.c.
Venezuela	81.3	0.0	n.c.	45.5	0.0	n.c.
Colombia	166.4	0.0	n.c.	84.1	0.0	n.c.
Peru	20.3	13.4	51.8%	10.3	8.0	28.1%
Ecuador	36.9	0.0	n.c.	25.8	0.0	n.c.
Southern Cone	199.9	89.0	n.c.	72.5	28.9	n.c.
Argentina	85.7	70.7	21.2%	22.4	10.6	110.7%
Chile	95.4	18.3	n.c.	44.2	18.3	n.c.
Uruguay	18.8	0.0	n.c.	5.9	0.0	n.c.
Rest of the World	0.8	1.4	-39.1%	0.0	0.7	n.s.
TOTAL	1,422.7	1,029.0	38.3%	614.5	545.1	12.7%

The comparison is affected by the incorporation of TM Chile from August 2004, of BellSouth’s Latam mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from November 2004 and Argentina and Chile from January 2005.

Exchange rates

	Profit and Losses (1)		Balance sheet and Capex (2)
	September 2005	September 2004	September 2005	September 2004
Brazil (€ / Brazilian Real)	3.131	3.639	2.676	3.547
México (€ / Mexican Peso)	13.804	13.805	13.065	14.159
Argentina (€ / Argentinean Peso)	3.661	3.592	3.504	3.699
Perú (€ / Peruvian Nuevo Sol)	4.117	4.225	4.027	4.147
Chile (€ / Chilean Peso)	719.424	751.880	636.943	755.584
El Salvador (€ / Colon)	11.037	10.717	10.537	10.858
Guatemala (€ / Quetzal)	9.639	9.810	9.217	9.823
Colombia (€ / Colombian Peso)	2,941.176	—	2,754.821	—
Nicaragua (€ / Cordoba)	20.986	—	20.396	—
Uruguay (€ / Uruguayan Peso)	31.192	—	28.843	—
Venezuela (€ / Bolivar)	2,645.503	—	2,590.674	—

[1]	These average exchange rates are used to convert the P&L accounts of the Group foreign subsidiaries from local currency to euros.
[2]	Exchange rates as of 30/ 09/ 05 and 30/ 09/ 04.

2005 July-September	23

Appendix

For more information:
Investor Relations
Paseo de Recoletos 7-9 - 2ª Planta. 28004 - Madrid
Tel: 91 - 423 40 27. Fax: 91 - 423 44 20
E-mail:	garcialegaz_m@telefonicamoviles.com
sanroman_a@telefonicamoviles.com
ares_a@telefonicamoviles.com
www.telefonicamoviles.com/investors

This presentation to analysts contains statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica Móviles undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica Móviles´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities.

2005 July-September	24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: November 3, 2005	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel